--------------------------------------------------------------------------------
SEC 1746  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------

                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0145
                                                  Expires:     December 31, 2005
                                                  Estimated average burden
                                                  hours per response ........ 11
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                    Point.360
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                        730698 10 7 (formerly 917916108)
--------------------------------------------------------------------------------
                                 (CUSIP Number)
        Point.360, 7083 Hollywood Blvd., Suite 200, Hollywood, CA 90028,
                              Atten: Alan R. Steel
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 24, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

________________________________________________________________________________

1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

            Julia Stefanko
         -----------------------------------------------------------------------
________________________________________________________________________________

2. Check the Appropriate Box If a Member of a Group (See Instructions)

     (a)  [ ]
                  --------------------------------------------------------------

     (b)  [ ]
                  --------------------------------------------------------------
________________________________________________________________________________

3.   SEC Use Only
                  --------------------------------------------------------------
________________________________________________________________________________

4.          Source of Funds (See Instructions)   00
                                               ---------------------------------
________________________________________________________________________________

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

         -----------------------------------------------------------------------
________________________________________________________________________________

6. Citizenship or Place of Organization         United States
                                        ----------------------------------------
________________________________________________________________________________

               7. Sole Voting Power     2,267,168
                                   ---------------------------------------------
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY
 OWNED BY      8.   Shared Voting Power       0
    EACH                               -----------------------------------------
  REPORTING    _________________________________________________________________
   PERSON
    WITH       9.   Sole Dispositive Power    0
                                          --------------------------------------
               _________________________________________________________________

               10. Shared Dispositive Power   0
                                           -------------------------------------
________________________________________________________________________________

11. Aggregate Amount Beneficially Owned by Each Reporting Person    2,267,168
                                                                 ---------------
________________________________________________________________________________

12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)    25.2%
                                                      --------------------------
________________________________________________________________________________

14.      Type of Reporting Person (See Instructions)    IN
                                                     ---------------------------

         -----------------------------------------------------------------------

         -----------------------------------------------------------------------
________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER

The class of equity security security to wich this Statement relates is the common stock, no par value (the "Common Stock") of Pont.360, a California corporation (the "Company" or the "Issuer"). The name and address of the principal executive offices of the company are Ponit.360, 7083 Hollywood Boulevard, California 90028.

ITEM 2. IDENTITY AND BACKGROUND

              (a) The Person filing this Statement is Julia Stefanko.

              (b) The residence of Ms. Stefanko is 24911 Lorena Dr.
                                                   Calabasas, CA 91302

              (c) Ms. Stefanko is a homemaker.

              (d) Ms. Stefanko has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) Ms. Stefanko was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws

              (f) Ms. Stefanko is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 24, 2003 500,000 shares of common stock previously owned by Ms. Stefanko were transferred to another stockholder in consideration of the right to receive future royalty income from certain intellectual properties not related to Point.360. The agreement provided for the initial transfer of 400,000 shares of common stock "on-account" of the subject shareholder pending due dilligence, which occured on December 12, 2002. Ms. Stefanko retained beneficial ownership during this period. An additional 100,000 shares of common stock were transfered on June 6, 2003. With the execution of an agreement having been completed on June 24, 2003, the 500,000 shares were transferred without restriction, Ms. Stefanko having relinquished all beneficial ownership in the shares.

ITEM 4. PURPOSE OF TRANSACTION

Ms.Stefanko acquire the 2,267,168 shares of Point.360 common stock in connection with a court-approved Written Stipulation for Judgment (the "Stipulation") subsequent to the dissolution of Ms. Stefanko's marriage, which dissolution became effective on January 26, 2000. The Stipulation divided ownership with respect to 5,275,400 shares of Common Stock previously held by Ms. and Mr. Stefanko as community property.


Depending upon market conditions and other factors that Ms. Stefanko deems material to her investment decision, Ms. Stefanko may purchase additional shares of Common Stock or other securities of the Issuer in the open market, in private transactions or from the Issuer, or may dispose of all or a portion of the shares of Common Stock or other securities of the Issuer that she now owns or hereafter may acquire. Other than as set forth above, Ms. Stefanko has no plans or proposals which relate to or would result in:


              (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

              (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

              (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

              (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

              (e) Any material change in the present capitalization or dividend policy of the Issuer;

              (f) Any other material change in the Issuer's business or corporate structure;

              (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

              (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

              (i) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

             (a) Ms. Stefanko is the bene ficial owner of 2,267,168 shares of the Class A common Stock of the Issuer, constituting 25.15% of such class.

             (b) Ms. Stefanko has sole power to vote, direct the vote of, dispose of, and direct the disposition of the shares described in (a) above.

             (c) None

             (d) Not applicable.

             (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no applicable contracts, arrangements, understandings or relationships with respect to securities of the issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


                  Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 2003
----------------
Date


/s/ Julia Stefanko
-----------------------------
Julia Stefanko


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)